# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dave Inc., CIK 0001841408
CUSIP: 23834J102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1265 South Cochran Ave, Los Angeles, California (CA), 90019
Date of event which requires filing of this statement: 09/11/2026
Amends the filing with accession number 0001193125-22-018351
Filed by CIK 0001867755
Persons authorized to receive notices and communications: Jason Wilk, c/o Dave Inc., 1265 South Cochran Ave, Los Angeles, California (CA), 90019, (844) 857-3283

## Reporting persons
- Jason Wilk (CIK 0001867755): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,530,172; sole dispositive power 1,530,172; aggregate amount beneficially owned 1,530,172 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Dave Inc.
Address of issuer's principal executive offices: 1265 South Cochran Ave, Los Angeles, California (CA), 90019
Comment:
Explanatory Note - This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed on January 26, 2022, as amended by Amendment No. 1 filed on March 17, 2025, and Amendment No. 2 filed on June 17, 2025 (collectively, the "Schedule 13D"). Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is being filed to report that on September 11, 2026, the Reporting Person entered into a variable prepaid forward contract (the "Forward Contract") with an unaffiliated counterparty.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the date of Amendment No. 2 to this Schedule 13D, the Reporting Person has acquired beneficial ownership of 68,208 shares of Class A Common Stock due to grants and/or vesting of equity awards under the Issuer's equity plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 11, 2026, the Reporting Person entered into the Forward Contract with an unaffiliated counterparty. The Forward Contract obligates the Reporting Person to deliver shares of Class A Common Stock or, at the Reporting Person's election subject to certain conditions, settle the contract in cash, on a settlement date on or about August 30, 2029 (the "Maturity Date"). In exchange, the Reporting Person will receive an upfront cash payment of $10.9 million. The Reporting Person pledged 37,090 shares of Class A Common Stock (the "Subject Shares") to secure his obligations under the contract. The Reporting Person will retain all voting rights in the Subject Shares during the term of the pledge.

If the Reporting Person does not elect to settle the contract in cash, the number of shares of Class A Common Stock that may be delivered by the Reporting Person following the Maturity Date will generally be determined as follows: (a) if the closing price of shares of Class A Common Stock on the Maturity Date (the "Settlement Price") is less than $481.48 (the "Maximum Price") but greater than $319.33 (the "Minimum Price"), the Reporting Person will deliver a number of shares of Class A Common Stock equal to the Subject Shares multiplied by a ratio equal to the Minimum Price divided by the Settlement Price; (b) if the Settlement Price is equal to or greater than the Maximum Price on the Maturity Date, the Reporting Person will deliver a number of shares of Class A Common Stock equal to the Subject Shares multiplied by a ratio equal to a fraction with a numerator equal to the sum of (A) the Minimum Price and (B) the excess, if any, of the Settlement Price over the Maximum Price, and a denominator equal to the Settlement Price; and (c) if the Settlement Price is equal to or less than the Minimum Price on the Maturity Date, the Reporting Person will deliver a number of shares of Class A Common Stock equal to the Subject Shares.

The above description of the Forward Contract does not purport to be complete and is qualified in its entirety by reference to the form of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

In September 2025, the Reporting Person sold the following shares of Class A common stock pursuant to the Reporting Person's Rule 10b5-1 trading plan entered into on May 30, 2025 (the "Second Plan"): (i) an aggregate of 15,359 shares on September 12, 2025, (ii) an aggregate of 2,948 shares on September 15, 2025, and (iii) an aggregate of 81,693 shares on September 19, 2025. As a result of these sales, the Second Plan was terminated on September 19, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person has beneficial ownership of 1,530,172 shares of Class A Common Stock, which consists of (i) 1,314,082 shares of Class A Common Stock issuable upon conversion of the Reporting Person's shares of Class V Common Stock, (ii) 37,090 shares of Class A Common Stock, and (iii) 179,000 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days. The percentage of beneficial ownership is approximately 11.8% of the outstanding shares of Class A Common Stock. The percentage was calculated based on the sum of (a) 11,441,425 shares of Class A Common Stock outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 5, 2026, (b) 179,000 shares of Class A common stock issuable upon exercise of the Reporting Person's options, and (c) 1,314,082 shares of Class A Common Stock issuable upon conversion of the Reporting Person's shares of Class V Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transaction during the past 60 days involving shares of Class A Common Stock, except for the disposition to the Issuer on September 2, 2026 of 7,809 shares of Class A Common Stock, calculated based on $372.85 per share, withheld to satisfy tax withholding upon the vesting of restricted stock units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following: The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Form of Stock Purchase Agreement

## Signatures
- Jason Wilk: /s/ Jason Wilk, Jason Wilk (09/15/2026)